June 5, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Washington DC
USA 20549

FAX : (703) 813-6985

Attention :         Mr. David Burton, Staff Accountant

Dear Mr. Burton:

Subject : 8-K filing re Non-Reliance on Financial Statement Disclosure

We acknowledge receipt of your letter, received by FAX, dated June 1, 2009. Our response to your questions follows, to the extent logical, the order in which the questions were asked.

Please first be advised that we intend to get the required quarterly review reports from our independent accountants as soon as possible and that we intend to file amended 10-Q reports accordingly immediately thereafter following their reception. We have already engaged our independent accountants for this mandate. The Review Report for the period ended March 31, 2009 was simply not available prior to the filing deadline, for reasons beyond the control of Tirex. We preferred to file our 10-Q within the prescribed deadlines, even in the absence of such Review Report, than to be delinquent, realizing that an amended 10-Q could be filed in the days following. As for the December 2008 10-Q, this is purely oversight on our part. We believe our statements were provided to our independent accountants prior to the required filing date, but no report was received. The December 10-Q was filed, again with cognition of filing deadlines. However, we failed to change the paragraph respecting independent accountant review reports from our September 10-Q, which statements had, in fact, been properly reviewed. Cognizant of the activities of the Corporation during the relevant period, we have no reason to believe that the financial statements for the quarters ended December 31, 2008 and March 31, 2009 would exhibit any material changes, nor that our disclosures in these two reports would change.

Please also be advised that, while not a subject of your letter, the Corporation has very recently satisfied the final requirement to effect the release of the audit report for the fiscal year ended June 30, 2008.

Our independent accountants notified us of our December 2008 filing error respecting the Review Report less than a week prior to our filing the 8-K Report on this subject. While our accountants could have filed a similar report, Tirex elected to disclose this discrepancy immediately and voluntarily. Our accountants have been advised of the 8-K filing.

We are not in a position to speculate on the internal considerations of our accountant. We can state, however, that they did review the September 2008 statements and they did have in their possession the draft of the March 2009 statements. We were informed by them that their review of the March 2009 statements was almost completed, but not in time for the filing deadline. Insofar as there were no material changes in operations or status of the Corporation between September 2008 and March 31, 2009, we believe that their review reports will simply confirm that information already filed.

It should be considered that Tirex remains a small and developmental stage corporation. At present, we have three (3) full-time employees plus a part-time consultant for bookkeeping purposes. We have three (3) directors. In consideration of such a small organization, internal controls are very direct and "hands-on" by those involved. The Corporation has deliberately chosen a path of reducing to a strict minimum the expenses of the Corporation with a view to shareholder protection. Other than accrued salaries of executives, unpaid to date, expenses have been limited to such items as communications expenses, office and limited marketing expenses, and mandatory costs such as filing fees, Delaware corporate franchise fees, filing and transfer agents costs, etc. The required Internal Controls documents have been submitted to our independent accountants for their consideration. We have not received any Internal Control letters from our accountants respecting any deficiencies to our procedures.

Management acknowledges that it is responsible for the content of all financial statements and any other disclosures related to corporate activities. Tirex adheres to this position and accepts full responsibility for the accuracy and adequacy of all of its disclosures. Tirex’s management does not intend to seek shelter from any SEC comments with respect to its disclosures or recommendations thereto. Similarly, Tirex does not intend to cite SEC comments as having guided its disclosure responsibilities.

If you have any questions, do not hesitate to contact me at (203) 292-6922, or our Chief Financial Officer, Michael Ash, at 450 653-5001 or cell (514) 895-2977. Our SEC attorney, Mr. Todd Van Siclen, Otto Law Group, can also be available for your questions. His telephone number is (206) 262-9545 and his FAX number is (206) 262-9513.

Yours truly, /s/ John L. Threshie Jr. John L. Threshie Jr. President and CEO The Tirex Corporation

1771 Post Road East, Westport, CT 06880
Telephone (203) 292-6922
www.tirex-tcs.com;  info@tirex-tcs.com